UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EDGAR EXPRESS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

279752 109

(CUSIP Number)

c/o Edgar Express, Inc.

333 Avenue of the Americas, Suite 2000

Miami, Florida 33131-2185

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Windber National LLC EIN 83-1257270
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,424,100 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,424,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,424,100 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (i) 2,924,100 shares of Common Stock and (ii) 2,500,000 shares of Common Stock underlying Series A Preferred Stock.
(2)	Based on information provided by the Issuer, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 11,700,000 on September 25, 2018.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel E. Schmerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,424,100 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,424,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,424,100 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (i) 2,924,100 shares of Common Stock and (ii) 2,500,000 shares of Common Stock underlying Series A Preferred Stock.
(2)	Based on information provided by the Issuer, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 11,700,000 on September 25, 2018.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share of Edgar Express, Inc., a Utah corporation (the “Issuer”). The principal executive office of the Issuer is 333 Avenue of the Americas, Suite 2000, Miami, Florida 33131-2185.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Windber National LLC, a Florida limited liability company (“Windber”); and
(ii)	Daniel E. Schmerin.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The address for each of the Reporting Persons is c/o Edgar Express, Inc. 333 Avenue of the Americas, Suite 2000, Miami, FL 33131-2185.

(c)       The principal business of Windber is financial investment activities. Mr. Schmerin’s principal occupation is the Chief Executive Officer of the Issuer.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Schmerin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

September 2018 Stock Purchase Agreement

On September 25, 2018, the Issuer entered into that certain Stock Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, the stockholders of the Issuer (collectively, the “Sellers”), John D. Thomas, P.C., as the Sellers’ Representative, and Windber National LLC, The Peter A. Cohen Revocable Trust, Blumenthal Family Investment Joint Venture, L.P., and Jeffrey C. Piermont (collectively, the “Buyers”) pursuant to which the Buyers paid $450,000.00 in aggregate cash consideration for (i) 11,696,400 shares of Common Stock from the Sellers, which Shares constitute 99.96% of the issued and outstanding shares of the Issuer, (ii) the extinguishment and payment in full of an aggregate of $307,370.68 in notes payable of the Issuer, and (iii) an aggregate of $44,837.94 in loans payable of the Issuer. As a result of the sale of the Shares by the Sellers, the Buyers hold a controlling interest in the Issuer, and may unilaterally determine the election of the Board of Directors of the Issuer and other substantive matters requiring approval of the Issuer’s stockholders.

Pursuant to the terms of the Purchase Agreement, Windber received 2,924,100 shares of Common Stock.

Preferred Stock Subscription Agreement

In addition, on September 25, 2018, the Issuer entered into Subscription Agreements (the “Subscription Agreements”) with certain of the Buyers, pursuant to which the Issuer issued to such Buyers an aggregate of 7,500,000 shares of the Issuer’s newly designated Series A Preferred Stock, par value $0.001 per share (the “Series A Shares”) for an aggregate purchase price of $450,000.00.

Pursuant to the terms of the Subscription Agreement, Windber received 2,500,000 Series A Shares.

Grant of Warrants

On September 25, 2018, the Issuer granted to each of the Buyers (i) Class A warrants to purchase 1,250,000 shares of Common Stock (the “Class A Warrants”) and (ii) Class B warrants to purchase 1,250,000 shares of Common Stock (the “Class B Warrants”, and together with the Class A Warrants, the “Warrants”).

The Class A Warrants were granted to the Buyers in exchange for a purchase price of $15,000.00. The exercise price of the Class A Warrants is $3.00. The Class B Warrants were granted to the Buyers in exchange for a purchase price of $10,000.00. The exercise price of the Class B Warrants is $5.00.

The Warrants were fully vested on the date of grant by the Issuer and will become exercisable on September 25, 2023, except in the event of a change in control (as described in the Warrants), termination without cause (as described in the Warrants), or the separation from the Issuer for good reason (as described in the Warrants), and such right to exercise the Warrants will expire on September 25, 2028. The Warrants (x) are subject to anti-dilution adjustments in connection with stock splits, tender offers, and certain other events (as described in the Warrants), and (y) provide for a right for the Warrant holder to choose to require that the Warrants be assumed by a successor entity or that the Warrant holder receive the same consideration as stockholders upon certain change in control events.

Pursuant to the terms of the Warrants, Windber received (i) Class A Warrants to purchase 1,250,000 shares of Common Stock and (ii) Class B Warrants to purchase 1,250,000 shares of Common Stock.

Additional Disclosure

Daniel E. Schmerin and Windber National LLC intend to hold the shares of Common Stock, the Series A Preferred Shares and the Warrants for investment purposes in the ordinary course of their business of investing in securities for their own account. Daniel E. Schmerin and Windber National LLC reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold their securities as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

The 5,424,100 shares of Common Stock for which this Schedule 13D is filed consist of (i) 2,924,100 shares of Common Stock owned by Windber and (ii) 2,500,000 shares of Common Stock underlying Series A Preferred Stock, representing approximately 38.2% of the shares of Common Stock of the Issuer outstanding.

(b)

Windber National LLC:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or direct the vote: 5,424,100
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose of to direct the disposition of: 5,424,100

Daniel E. Schmerin:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or direct the vote: 5,424,100
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose of to direct the disposition of: 5,424,100

(c)

No Reporting Persons have effected any transaction in the shares of Common Stock in the last 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D and the exhibits hereto, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

1	Stock Purchase Agreement, dated as of September 25, 2018, by and among the Issuer, the stockholders of the Issuer (collectively, the “Sellers”), John D. Thomas, P.C., as the Sellers’ Representative, and Windber National LLC, The Peter A. Cohen Revocable Trust, Blumenthal Family Investment Joint Venture, L.P., and Jeffrey C. Piermont (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated October 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WINDBER NATIONAL, LLC

Dated: October 5, 2018	By: /s/ Daniel E. Schmerin
Name: Daniel E. Schmerin
Title: Managing Member

Dated: October 5, 2018	By: /s/ Daniel E. Schmerin
Daniel E. Schmerin